                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Executive Risk Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per share
                         (Title of Class of Securities)

                                   301 586 103
                                 (CUSIP Number)

 Patrick A. Gerschel, Gerschel & Company, 720 Fifth Avenue, New York, New York,
                                     10019
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 6, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

1          NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Patrick A. Gerschel

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
                                                                        (b)[ ]

3          SEC USE ONLY

4          SOURCE OF FUNDS

                    PF

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]

                    N.A.

6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States


               7      SOLE VOTING POWER

  NUMBER OF           --
   SHARES
BENEFICIALLY   8      SHARED VOTING POWER
  OWNED BY
    EACH              724,318 shares (see the Voting Agreement described herein)
  REPORTING
   PERSON      9      SOLE DISPOSITIVE POWER
    WITH
                               --

               10     SHARED DISPOSITIVE POWER

                      724,318 shares (see the Voting Agreement described herein)

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    724,318 SHARES

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.5%

14         TYPE OF REPORTING PERSON

                    IN

                  This statement constitutes the first electronic amendment to a paper format Schedule 13D filed on March 31, 1994. In accordance with Rule 101(a)(2)(ii) of Regulation S-T, it restates the entire text of the Schedule 13D, amended as of the date of this filing.

Item 1.        Security and Issuer.

                  This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Executive Risk Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 82 Hopmeadow Street, Simsbury, Connecticut 06070.

Item 2.        Identity and Background.

                  This statement is filed by Patrick A. Gerschel, an individual (the "Filing Person"). The business address of the Filing Person is 720 Fifth Avenue, New York, New York 10019. The Filing Person's present principal occupation is Chairman, Gerschel & Company. Gerschel & Company is a merchant banking firm, and its address is 720 Fifth Avenue, New York, New York 10019.

                  The Filing Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Filing Person is a United States citizen.

Item 3.        Source and Amount of Funds or Other Consideration.

                  The aggregate amount of consideration used in making the purchase of the shares covered hereby was $6,634,651. The source of these funds was the personal funds of the Filing Person.

Item 4.        Purpose of Transaction.

     The purchases by the Filing Person of the shares of Common Stock covered hereby were made for investment purposes.

                  The Filing Person and The Chubb Corporation, a New Jersey corporation ("Chubb"), are parties to a Voting Agreement, dated as of February 6, 1999 (the "Voting Agreement"). The Voting Agreement provides that the Filing Person (a) vote his shares for the merger contemplated by the Agreement and Plan of Merger, dated as of February 6, 1999 (the "Merger Agreement") among the Issuer, Chubb and a subsidiary of Chubb and against certain contrary transactions, (b) grant Chubb a proxy to vote such shares for such purposes and
(c) not dispose of any shares except as may be necessary to satisfy tax liabilities. The Voting Agreement will terminate upon the termination of the Merger Agreement. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of such document, which is filed as an exhibit hereto and incorporated herein by reference. The Merger Agreement was filed as an exhibit to the Issuer's Current Report on Form 8-K dated as of February 9, 1999.

                  Except as provided in the Voting Agreement, the Filing Person has no present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.

                  (a) The Filing Person beneficially owns 724,318 shares of Common Stock, including 6,956 shares issuable upon the exercise of options. The Issuer's Current Report on Form 8-K dated February 9, 1999 indicates that 11,117,526 shares of Common Stock were outstanding as of February 1, 1999. Based upon such number of outstanding shares, the Filing Person owns approximately 6.5% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934).

                  (b) Except as provided in the Voting Agreement, the Filing Person has the sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of the shares of Common Stock described in Item 5(a) hereof (in the case of shares issuable upon the exercise of options, the Filing Person has no rights with respect to voting or disposition until such time, if any, that such options are exercised).

                  (c) Other than the execution of the Voting Agreement, the Filing Person has effected no transactions in the Common Stock during the past 60 days.

                  (d) No person other than the Filing Person has the right to receive or the power to direct the receipt of dividends from the Common Stock owned by the Filing Person.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Filing Person has served as a director of the Issuer since January 1994 and as a director of subsidiaries of the Issuer since July 1990. Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Filing Person and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.

                  1.       Voting Agreement.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                                        /s/ Patrick A. Gerschel
                                                        ------------------------
                                                        Patrick A. Gerschel


Date:  February 10, 1999

                                                                       Exhibit 1

                                                                  CONFORMED COPY

                                VOTING AGREEMENT

         AGREEMENT, dated as of February 6, 1999 between The Chubb Corporation a New Jersey corporation ("BUYER"), and each other person set forth on the signature pages hereof (each a "STOCKHOLDER" and collectively the "STOCKHOLDERS"). Capitalized terms used but not separately defined herein shall have the meanings assigned to such terms in the Merger Agreement (as defined below).

         WHEREAS, in order to induce Buyer and Excalibur Acquisition, Inc., a Delaware Corporation ("MERGER SUBSIDIARY") to enter into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended from time to time, the "MERGER AGREEMENT"), with Executive Risk Inc., a Delaware corporation (the "COMPANY"), Buyer has requested the Stockholders, and each Stockholder has agreed, to enter into this Agreement with respect to shares of common stock, par value $.01 per share, of the Company (the "COMMON STOCK") that each Stockholder beneficially owns and shares of Common Stock that each Stockholder may hereafter acquire (collectively, the "SHARES").

         NOW, THEREFORE, the parties hereto agree as follows:



                                    ARTICLE 1

                        GRANT OF PROXY; VOTING AGREEMENT

         SECTION 1.01. Voting Agreement. (a) Each Stockholder hereby irrevocably and unconditionally agrees to vote all Shares that each Stockholder is entitled to vote, at the time of any vote to approve and adopt the Merger Agreement, the Merger and all agreements related to the Merger and any actions related thereto at any meeting of the stockholders of the Company, and at any adjournment thereof, at which such Merger Agreement and other related agreements (or any amended version thereof), or such other actions, are submitted for the consideration and vote of the stockholders of the Company, in favor of the approval and adoption of the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

         (b) Each Stockholder hereby agrees that it will not vote any Shares in favor of the approval of any (i) Acquisition Proposal, (ii) reorganization, recapitalization, liquidation or winding up of the Company or any other extraordinary transaction involving the Company, (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) other matter relating to, or in connection with, any of the foregoing matters.

         SECTION 1.02. Irrevocable Proxy. Each Stockholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this Agreement, each Stockholder hereby grants a proxy appointing Buyer as the Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power in the manner contemplated by Section
1.01 above as Buyer or its proxy or substitute shall, in Buyer's sole discretion, deem proper with respect to the Shares. The proxy granted by each Stockholder pursuant to this Article 1 is irrevocable and is granted in consideration of Buyer entering into this Agreement and the Merger Agreement and incurring certain related fees and expenses. The proxy granted by each Stockholder shall be revoked upon termination of this Agreement in accordance with its terms.



                                    ARTICLE 2
                 REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS

         Each Stockholder represents and warrants to Buyer that:

         SECTION 2.01. Authorization. The execution, delivery and performance by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby are within the powers of Stockholder. This Agreement constitutes a valid and binding Agreement of Stockholder. If the Stockholder is married and the Shares set forth on the signature page hereto opposite such Stockholder's name constitute community property under applicable laws, this Agreement has been duly authorized, executed and delivered by, and constitutes the valid and binding agreement of, such Stockholder's spouse.

         SECTION 2.02. Non-Contravention. The execution, delivery and performance by Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not and will not, (i) violate any applicable law, rule, regulation, judgment, injunction, order or decree, (ii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Stockholder is entitled under any provision of any agreement or other instrument binding on Stockholder or (iii) result in the imposition of any

Lien on any asset of Stockholder, other than, in respect of each of clauses (i),
(ii) and (iii), any such items as would not, individually or in the aggregate, prevent or materially impair the ability of Stockholder to consummate the transactions contemplated by this Agreement.

         SECTION 2.03. Ownership of Shares. Stockholder is the beneficial owner of the Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares). None of the Shares is subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares.

         SECTION 2.04. Total Shares. Except for the Shares, Stockholder does not beneficially own any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company.

         SECTION 2.05. Finder's Fees. No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Buyer or the Company in respect of this Agreement based upon any arrangement or agreement made by or on behalf of Stockholder.



                                    ARTICLE 3
                     REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer represents and warrants to each Stockholder:

         SECTION 3.01. Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding Agreement of Buyer.

                                    ARTICLE 4

                            COVENANTS OF STOCKHOLDERS

         Each Stockholder hereby covenants and agrees that:

         SECTION 4.01. No Proxies for or Encumbrances on Shares. Except pursuant to the terms of this Agreement, Stockholder shall not, without the prior written consent of Buyer, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares or (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any shares of Common Stock during the term of this Agreement; provided, however, that Stockholder may sell such number of Shares as may be necessary to satisfy tax liabilities of such Stockholder. Stockholder shall not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agrees to notify Buyer promptly, and to provide all details requested by Buyer, if Stockholder shall be approached or solicited, directly or indirectly, by any Person with respect to any of the foregoing.

         SECTION 4.02. No Solicitation. (a) From the date hereof until the termination hereof, Stockholder, in its capacity as a Stockholder, will not, and will authorize or knowingly permit any investment bankers, attorneys, accountants, consultants and other agents or advisors ("REPRESENTATIVES") of Stockholder not to, directly or indirectly, (i) take any action to solicit, initiate or facilitate or encourage the submission of any Acquisition Proposal,
(ii) engage in any negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action knowingly to facilitate any inquiries or the making of any proposal that constitutes, or may be reasonably expected to lead to, any Acquisition Proposal or (iii) grant any waiver or release under any standstill or similar agreement to which Stockholder is a party with respect to any class of equity securities of the Company; provided, that notwithstanding any other provision of this Agreement, Stockholder may take any action in its capacity as a director of the Company that the Board of Directors would be permitted to take in accordance with the terms and conditions of the Merger Agreement.

         (b) Stockholder will notify Buyer promptly (but in no event later than 24 hours) upon obtaining any knowledge of any Acquisition Proposal or of any request for nonpublic information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries or any request for a waiver or release under any standstill or similar agreement by any Person who indicates that it is considering making, or has made, an Acquisition Proposal. The notice shall state the identity of the offer or and the material terms and conditions of such proposal, inquiry, contact or request. Stockholder shall keep Buyer reasonably apprised of any material development with respect to such proposal. Stockholder shall, and shall cause its Representatives to, cease immediately and cause to be terminated all existing discussions or negotiations, if any, with any Persons conducted heretofore with respect to, or that could reasonably expected to lead to, any Acquisition Proposal.



                                    ARTICLE 5

                                  MISCELLANEOUS

         SECTION 5.01. Further Assurances. Buyer and each Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

         SECTION 5.02. Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate upon the termination of the Merger Agreement in accordance with its terms.

         SECTION 5.03. Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

         SECTION 5.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto, except that Buyer may transfer or assign its rights and obligations to any Affiliate of Buyer.

         SECTION 5.05. Governing Law. This Agreement shall construed in accordance with and governed by the laws of the State of Delaware.

         SECTION 5.06. Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

         SECTION 5.07. Severability. If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         SECTION 5.08. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                            THE CHUBB CORPORATION



                                    By:       /s/ Dean R. O'Hare
                                          Name:    Dean R. O'Hare
                                          Title: Chairman and Chief Executive
                                          Officer


                                     No. of shares of Common Stock
                                         of the Company beneficially
                                         owned as of February 1,
                                         1999:(1)

   /s/   Robert H. Kullas                                143,930
Name: Robert H. Kullas


 /s/ Stephen J. Sills                                    485,824
Name: Stephen J. Sills

   /s/ Robert V. Deutsch                                 373,275
Name: Robert V. Deutsch

 /s/ Gary G. Benanav                                      15,687
Name: Gary G. Benanav

 /s/ Barbara G. Cohen                                      3,017
Name: Barbara G. Cohen

 /s/ John G. Crosby                                       16,748
Name: John G. Crosby

 /s/ Patrick A. Gerschel                                 724,318
Name: Patrick A. Gerschel

--------
        (1) Please include shares of Common Stock subject to option.

 /s/ Peter Goldberg                                                      8,740
Name: Peter Goldberg

 /s/ Michael D. Rice                                                    11,984
Name: Michael D. Rice

 /s/ Joseph D. Sargent                                                  42,543
Name: Joseph D. Sargent

 /s/ Irving B. Yoskowitz                                                  2,366
Name: Irving B. Yoskowitz